Mohawk Group Holdings, Inc.

37 E. 18th St, 7th Fl

New York, NY 10003

April 16, 2019

Ms. Kathryn Jacobson

Ms. Lisa Ethredge

Mr. William Mastrianna

Ms. Kathleen Krebs

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Mohawk Group Holdings, Inc.

Amendment No. 2 to Draft Registration Statement on Form S-1

Submitted February 27, 2019

CIK No. 0001757715

Dear U.S. Securities and Exchange Commission Division of Corporation Finance:

This letter responds to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Mr. Yaniv Sarig, President and Chief Executive Officer of Mohawk Group Holdings, Inc., a Delaware corporation (“Mohawk” or the “Company”), in the letter dated March 7, 2019 (the “Staff Letter”) regarding Amendment No. 2 to a Confidential Draft Registration Statement on Form S-1 submitted by the Company to the Commission on December 21, 2018 (as amended, the “Draft Registration Statement”). The Company is also concurrently electronically transmitting for confidential submission an amended version of the Draft Registration Statement (the “Amended Draft Registration Statement”). In addition, the Company is sending a copy of this letter and the Amended Draft Registration Statement in typeset format, including a version that is marked to show changes to the Draft Registration Statement, to the Staff.

The numbering of the paragraphs below corresponds to the numbering of the comments in the letter from the Staff. For the Staff’s convenience, the Company has incorporated the comments from the letter from the Staff into this response letter (in bold italics). Page references in the text of this response letter correspond to the page numbers in the Amended Draft Registration Statement. Capitalized terms used in this letter but otherwise not defined herein shall have the meanings ascribed to such terms in the Amended Draft Registration Statement.

Our Strengths, page 5

1. We note your disclosure that “senior executive and board members bring diverse expertise from companies such as Airpush, Amazon Robotics, Atari, Bloomberg, Google, L’Oreal, Perion and Warby Parker.” To provide context, disclose when your management worked at each company. In addition, explain why Amazon Robotics, Atari, Google and Perion are not mentioned in the business backgrounds of your officers and directors.

Company Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 6 and 90 of the Amended Draft Registration Statement. The Company has also included disclosure regarding Atari and Perion in the business backgrounds of the Company’s officers and directors on pages 100 and 101 of the Amended Draft Registration Statement.

Capitalization, page 53

2. Please address the impact of equivalent shares from the Participation Units which will immediately and fully vest upon the occurrence of a Qualified IPO. In this regard, we note your disclosure on page F-26.

Company Response: The Company respectfully advises the Staff that the Company has adopted the Mohawk Group Holdings, Inc. 2019 Equity Plan (the “2019 Equity Plan”), which has replaced the Company’s terminated Transaction Bonus Plan (the “Transaction Bonus Plan”). In addition, all awards previously allocated under Transaction Bonus Plan were replaced with grants under the 2019 Equity Plan. The Company has revised the disclosures on pages 14, 48, 49, 59, 61, 79, 80, 116, 117, 118, 125, 128, 135, F-27, F-31 and II-4 of the Amended Draft Registration Statement to reflect the adoption of the 2019 Equity Plan.

Liquidity and Capital Resources

Sources of Liquidity, page 69

3. We note your statement that your financial forecast for the next 12 months includes “margin expansion.” Please provide more detail regarding how the company intends to expand its margins and how this will directly impact liquidity.

Company Response: In response to the Staff’s comment, the Company has revised the disclosure on page 75 of the Amended Draft Registration Statement.

Transaction Bonus Plan, page 73

4. Disclose whether you intend to pay the cash portion of the Transaction Bonus Plan with proceeds from the current offering. If so, also provided quantified disclosure of this under your “Use of Proceeds” section, separately disclosing the amount to be paid to your officers and directors.

Company Response: The Company respectfully advises the Staff that, as disclosed in Comment 2, the Company has adopted the 2019 Equity Plan, which replaced the Transaction Bonus Plan and all awards previously allocated under the Transaction Bonus Plan. The Company does not intend to pay any portion of the Transaction Bonus Plan. The 2019 Equity Plan has no cash component and as such no portion of the proceeds from the current offering will be used for the 2019 Equity Plan.

5. Clarify why shares would be issued on the 12, 18 and 24 month anniversaries of the closing of the offering, but not the six month anniversary, when participants are entitled to payments and distributions equal to 25% of the participant’s proportional interest of the Plan Pool on each of the first four six-month anniversaries of a Qualified IPO.

Company Response: The Company respectfully advises the Staff that, as disclosed in Comment 2, the Company has adopted the 2019 Equity Plan, which replaced the Transaction Bonus Plan and all awards previously allocated under the Transaction Bonus Plan. Restricted shares under the 2019 Equity Plan shall vest on the 6, 12, 18 and 24 month anniversaries of the closing of the offering. The Company has revised its disclosure on pages 79, 80, 116, 117, 118, F-27, F-31 and II-4 of the Amended Draft Registration Statement to reflect the adoption of the 2019 Equity Plan.

Product Case Studies, page 85

6. Clarify what you mean by “profitability” in your case studies.

Company Response: In response to the Staff’s comment, the Company has revised the disclosure on page 92 of the Amended Draft Registration Statement.

Facilities/Properties, page 90

7. Please provide information on your newly set-up warehouses. In this regard, we note your disclosure on page 68 regarding the strategic movement of your goods to these warehouses during the fourth quarter of 2018.

Company Response: In response to the Staff’s comment, the Company has revised the disclosure on page 97 of the Amended Draft Registration Statement.

Executive Officers and Directors, page 92

8. For each officer and director, please disclose their tenure at each entity mentioned in their business background.

Company Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 100 to 102 of the Amended Draft Registration Statement.

2018 Director Compensation Table, page 98

9. Please include in the director compensation table the $50,000 annual retainer you agreed to pay Dr. Stephen Liu. Also disclose in a footnote to the table the total number of Dr. Liu’s option awards outstanding at fiscal year end.

Company Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 107 and 108 of the Amended Draft Registration Statement.

Voting Agreement among MV II, LLC, Dr. Larisa Storozhenko, Maximus Yaney and Asher Maximus I, LLC, page 109

10. Please clarify, if true, that the Voting Agreement operates so that the Designating Parties vote up to 19.99% of their shareholdings, with Mr. Delug voting any remaining shares held by the Designating Parties over 19.99%. Disclose the percentage of shares held by the Designating Parties. Provide similar disclosure where the Voting Agreement is discussed under the section “Security Ownership of Certain Beneficial Owners and Management.” Also disclose the current percentage ownership held by the Designating Parties and the remaining percentage ownership that Mr. Delug will have the power to vote under the Voting Agreement.

Company Response: The Company respectfully advises the Staff that a new voting agreement has been entered into with the Designating Parties, dated as of March 13, 2019 as well as a separate voting agreement with Mr. Delug. The Company has revised the disclosures on pages 50, 51, 119, 120, 124, 125, 126, 127, F-30, F-31 and F-32 of the Amended Draft Registration Statement to reflect these new voting agreements. The Company has also revised the disclosures on pages 123, 124, 125, and 127 of the Amended Draft Registration Statement to disclose the percentage of shares held by MV II, LLC, Dr. Larisa Storozhenko, Mr. Maximus Yaney and Mr. Delug.

Financial Statements

Consolidated Balance Sheets, page F-3

11. Present alongside your most recent historical balance sheet, a pro forma balance sheet to reflect an accrual for the distribution to be paid under the Transaction Bonus Plan.

Company Response: The Company respectfully advises the Staff that, as disclosed in Comment 2, the Company has adopted the 2019 Equity Plan, which replaced the Transaction Bonus Plan and all awards previously allocated under the Transaction Bonus Plan. As the Company will not make any payments under the Transaction Bonus Plan, the Company does not believe that a pro forma balance sheet is necessary to reflect an accrual for the distribution that was to be paid under the Transaction Bonus Plan. The 2019 Equity Plan has no cash component and as such no portion of the proceeds from the current offering will be used for the 2019 Equity Plan.

Revenue Recognition, page F-12

12. Please clarify your disclosure to state if true that your revenues include shipping and handling fees billed to customers.

Company Response: In response to the Staff’s comment, the Company has revised the disclosure on page F-12 of the Amended Draft Registration Statement.

12. Commitments and Contingencies

Transaction Bonus Plan, page F-26

13. Regarding the Transaction Bonus Plan (the “Plan Pool”), please disclose your assumptions in valuing each Participation Unit and all Participation Units in the aggregate. In this regard, we note that in a Qualified IPO, the Plan Pool shall be deemed funded one-third in cash and two-thirds in the Company’s common stock and that all units, of which 99.20% have already been allocated, shall immediately and fully vest.

Describe in your MD&A, how such participation units will impact your operating results upon the occurrence of a Qualified IPO.

Company Response: The Company respectfully advises the Staff that, as disclosed in Comment 2, the Company has adopted the 2019 Equity Plan, which replaced the Transaction Bonus Plan and all awards previously granted under the Transaction Bonus Plan. The Company does not believe that it is necessary to disclose the Company’s assumptions in valuing the Participation Units or the impact of such Participation Units on the Company’s operating results upon the occurrence of a Qualified IPO.

14. Quantify on page F-26, and elsewhere as applicable, the total value of the Plan Pool along with the value of the cash and stock components.

Company Response: The Company respectfully advises the Staff that, as disclosed in Comment 2, the Company has adopted the 2019 Equity Plan, which replaced the Transaction Bonus Plan and all awards previously allocated under the Transaction Bonus Plan. No expense was recorded as of December 31, 2018, as the Transaction Bonus Plan was contingent on closing of the sale of the company or a Qualified IPO and the amount shares to be issued and value of such shares was to be determined based upon the value of such Qualified IPO or sale of the Company. No expense or modification has been recorded from the replacement of the Transaction Bonus Plan as the plan was contingent on closing of the sale of the company or a Qualified IPO. The 2019 Equity Plan has no cash component and as such no portion of the proceeds from the current offering will be used for the 2019 Equity Plan. As disclosed on page 80 of the Amended Draft Registration Statement, the Company expects to record stock-based compensation expense related to grants made under the 2019 Equity Plan over the vesting period when the contingency of an Initial Public Offering is achieved.

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Thank you for your review of the filing. Please contact me if you have any further comments or need additional information with respect to the filing. The Company’s future filings will reflect the response set forth in this letter, as applicable.

Sincerely,

/s/ Yaniv Sarig
Yaniv Sarig
Chief Executive Officer, Mohawk Group Holdings. Inc.

cc:	Joseph A. Risico, General Counsel, Mohawk Group Holdings, Inc.

Jeff Hartlin, Paul Hastings LLP